RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

MORILA INVESTS SUBSTANTIALLY IN HUNT FOR MORE GOLD

Morila, Mali, 25 July 2007 - The Morila gold mine, a partnership between Randgold Resources, AngloGold Ashanti and the government of Mali, is continuing to invest substantially in exploration for further economic gold deposits within its lease area, says Randgold Resources chief executive Mark Bristow.

The partnership spent US$4.5 million on exploration in 2006 and this year has budgeted a further US$6.5 million for a 53 000 metre drilling programme within Morila’s 200 km² lease area. The aim of this exploration is to extend the mine’s resource base and hence its life beyond the current 2012 horizon.

Bristow told journalists at a media day that Morila exemplified two of Randgold Resources’ core beliefs: that true value is created through discovery and development; and that sustainable mining operations require a mutually beneficial relationship between mining companies and their host countries.

He noted that Morila - which was discovered, financed and developed by Randgold Resources - had made an enormous contribution of some 354 billion FCFA to the Malian economy since it went into production in October 2000.

“This great mine has already produced 4.4 million ounces of gold. Along with our partners, AngloGold Ashanti and the Malian Government, Randgold Resources is committed not only to ensuring that it continues to produce at optimal capacity for the duration of its planned life but that its entire lease area is intensively explored to determine if any further economic gold mineralisation is present,” he said.

“Morila’s success would not have been possible without the support of Mali’s government and people. In fact, Randgold Resources’ experience at Morila has been so positive that it has encouraged us to develop another major gold mine in Mali. Our Loulo mine is already producing some 250 000 ounces of gold per year from two open-pit operations and we are now developing the first of two underground mines there which will elevate the project to true world-class status.”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Officer	Investor & Media Relations
Dr Mark Bristow	Kathy du Plessis
+223 675 0122 +44 788 071 1386 +44 779 775 2288	+27 11 728 4701 Cell: +27 83 266 5847 randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors: the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.